Mail Stop 3561

July 20, 2007

Shailen Singh
President
Coffee Pacific, Inc.
2813 7th Street
Berkeley, CA 94710-2702

   Re: Coffee Pacifica, Inc.
     Revised Preliminary Proxy Statement on Schedule 14A
     Filed July 10, 2007
     File No. 333-101702

Dear Mr. Singh:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update us on the status of your outstanding comments that were issued as part of our review of your Form SB-2 filed May 3, 2007.

Approval for the Board of Directors to Pay Compensation to the Company's Executive
Officers

2. We note your response to prior comment 6 of our comment letter dated July 2,
    2007 and your indication that "the Board of Directors is seeking additional
    authority to issue extraordinary compensation, for services to the Company, in
    addition to standard compensation." Please revise to explain what the difference
    is between standard and extraordinary compensation so that readers can
    appreciate why you are seeking this authority. Provide examples of the types of
    compensation that would constitute extraordinary, if possible.

Executive Compensation

3. You mention that Terry Klassen was paid a monthly management fee of $8,000.
    Considering this amount was paid pursuant to the terms of an employment
    agreement that was entered into in July, 2006, it is not clear how you arrived at
    the total amount of $85,500 that is reflected in the Summary Compensation
    Table. Please revise your discussion to explain how Mr. Klassen was
    compensated prior to the execution of the employment agreement and how you
    arrived at the total amount of $85,500.

Summary Compensation Table

4. Please revise your Summary Compensation Table so that it reflects the format as
    adopted in the most recent changes to Item 402 of Regulation S-B. See
    Securities Act Release 8732A and Item 402(b) of Regulation S-B.

5. We note that the table does not appear to reflect the issuance of stock to Messrs.
    Singh and Klassen in the column entitled "Stock Awards." The table does,
    however, reflect certain payments to such persons under the category "other
    compensation." If the amounts reflected under "other compensation" are
    intended to reflect the grant date fair value of the stock granted to Messrs. Singh
    and Klassen, please move these amounts to the "Stock Awards" column. If the
    amounts reflected under "other compensation" are intended to reflect payment
    for some other form of compensation, please describe what type of compensation
    these amounts constitute in a footnote to the table.

Employment Agreements

6. Please indicate the duration of each of the employment agreements you discuss
    here.

7. You mention that Mr. Klassen was issued 200,000 shares that were registered on Form S-8. The introductory paragraph to the Executive Compensation discussion, however, indicates that he was issued 300,000 shares. Please revise to reconcile and, as requested above, reflect the appropriate grant date fair value in the Summary Compensation Table.

*   *   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc via facsimile:

James P. Parsons
(509) 252-5067